AB 5/27

RECEIVED
2010 APR 30 PM 3:50
SEC / TM



10031065

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8- 36843

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Amvest Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1395 E. Dublin Granville Rd., Suite 203
(No. and Street)

Columbus (City) Ohio (State) 43229-3314 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sterling F. Chappell 614-431-2004
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anne Connelly Hill
(Name – *if individual, state last, first, middle name*)

1016 South High Street (Address) Columbus (City) Ohio (State) 43206 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 5/27

OATH OR AFFIRMATION

I, Sterling F. Chappell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Amvest Securities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


NOTARIAL SEAL
STATE OF OHIO

RANDI WOLFE
Notary Public, State of Ohio
My Commission Expires 07-07-2013

Signature

Chief Financial Officer
Title

4-22-10
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Amvest Securities, Inc.

Audited Financial Statements

December 31, 2009

Anne C Hill, CPA
1016 S High St.
Columbus, OH 43206

Report of Independent Auditor

To the Board of Trustees
Amvest Securities, Inc.

I have audited the accompanying balance sheet of Amvest Securities, Inc. as of December 31, 2009 and the related statement of income, stockholder's equity and cash flows for the year then ended. These statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Amvest Securities, Inc., as of December 31, 2009 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



Columbus, Ohio
February 16, 2010

Amvest Securities, Inc.
Balance Sheet
As of December 31, 2009

ASSETS

Current Assets		
Cash and cash equivalents		$ 9,574
Accounts Receivable		488
Securities at market value		26,982
Deferred Tax Asset		7,678
Total Current Assets		44,722
TOTAL ASSETS		$ 44,722

LIABILITIES AND STOCKHOLDER"S EQUITY

Current Liabilities		
Accrued Payroll Taxes		$ 1,872
Total Current Liabilities		1,872
Stockholder's Equity		
Common Stock - 750 shares authorized 2 shares issued and outstanding	$ 4,040	
Paid in Capital	37,140	
Treasury Stock	(1,000)	
Accumulated Other Comprehensive Income	(21,619)	
Retained Earnings	24,289	
Total Stockholder's Equity		42,850
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 44,722

See notes to the financial statements.

Amvest Securities, Inc.
Income Statement
For the year ended December 31, 2009

Revenue	
Commissions	$ 327,812
Investment Income	378
Other	3,136
Total Revenue	331,326
Expenses	
Commissions	261,174
Administrative and General	99,174
Total Expenses	360,348
Net Income before Tax	(29,022)
Provision (Benefit) for Income Taxes	
Current	(4,353)
Net Income	$ (24,668)

See notes to the financial statements.

Amvest Securities, Inc.
Statement of Stockholder's Equity
As of December 31, 2009

	Shares Issued and Outstanding		Stated Value		Paid In Capital		Treasury Stock		Accumulated Other Comprehensive Income		Retained Earnings		Total Stockholder's Equity
Balance December 31, 2008	2	$	4,040	$	32,640	$	(1,000)	$	(25,726)	$	53,311	$	63,265
Net Loss for 2009 less unrealized gains											(29,022)		(29,022)
Contributed Capital					4,500								4,500
Other Comprehensive Income													
Deferred Tax									4,353				4,353
Unrealized Holding Loss									(246)				(246)
Balance December 31, 2009	2	$	4,040	$	37,140	$	(1,000)	$	(21,619)	$	24,289	$	42,850

See notes to the financial statement.

Amvest Securities, Inc.
Statement of Cash Flows
For the year ended December 31, 2009

Cash Flows from Operating Activities	
Net Income	$ (24,668)
Adjustments to reconcile net income to cash (used) by operating activities:	
Unrealized Holding Loss	(246)
Reinvestment of investment income	(89)
Decrease in accounts payable	(1,318)
Decrease in accounts receivable	1,759
Increase in deferred tax asset	(4,353)
Increase in accrued payroll taxes	673
Net cash used by operating activities	(28,242)
Cash Flows from Investing Activities	
Net sale on investments	5,946
Loss on sale of securities	-
Purchase of investments	-
Net cash provided by investing activities	5,946
Cash Flows from financing activities	
Contributed capital	4,500
Net cash provided by financing activities	4,500
Net decrease in cash and cash equivalents	(17,796)
Cash and Cash Equivalents - Beginnning of Year	27,370
Cash and Cash Equivalents - End of Year	$ 9,574

See notes to the financial statement.

Note 1 – Summary of Significant Accounting Policies

Business Purpose

Amvest Securities, Inc. (the Company) was incorporated on July 16, 1986 to engage in selling mutual funds, investments and variable contract products. The Company became an Introducing Broker/Dealer in March 2000. In December 2008 the Company became a mutual fund retailer and Registered Investment Advisor firm. The Company's Registered Investment Advisory accounts are carried with Meisrow Financial, Shareholder Services Group and FTJ Fund Choice. The Company does not otherwise carry customer accounts. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3.

Prior to 2008 the Company had a net capital requirement of $50,000 as an Introducing Broker/Dealer. The change to mutual fund retailer in December 2008 changed the Company's net capital requirement to $5,000.

Income Tax

The Company is a C corporation and had no tax liability in 2009.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily related to unsettled transactions and events as of the date of the financial statements. Accordingly upon settlement, actual results may differ from estimated amounts.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

Comprehensive Income

The Company reports on comprehensive income in accordance with SFAS No. 130. Statement No. 130 requires the reporting of comprehensive income in addition to net income from operations. Comprehensive income is a more inclusive financial reporting methodology that includes disclosures of certain financial information that historically has not been recognized in the calculation of net income. As of December 31, 2009, the Company's comprehensive income, as shown in the statement of stockholder's equity, consists of unrealized loss on securities held for investment of $6,287.

Deferred Income Taxes

Deferred income taxes are established for temporary differences for net operating carry forwards. Deferred tax balances are adjusted to reflect tax rates based on currently enacted tax laws that will be in effect in the years in which the temporary differences are expected to reverse. The deferred tax benefit at December 31, 2008 was $3,325. The deferred tax benefit at December 31, 2009 was $7,678.

Note 2 – Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. Under the Rule, the Company is required to maintain minimum net capital and the Company's ratio of aggregate indebtedness is not to exceed 15 to 1. At December 31, 2009 the Company had net capital of $47,203 which was $42,203 in excess of the minimum required. The percentage of aggregate indebtedness to net capital was 4%.

Note 3 – Lease

The Company leases its office space on an annual basis, with annual lease payments of $9,000.

Independent Auditor's Report on Supplementary Financial Data
Pursuant to SEC Rule 17a-5

For the year ended December 31, 2009

The information contained in the schedules on the following page is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the audit procedures applied in the examination of the basic financial statements and, in my opinion, is stated fairly in all material respects in relation to the basic financial statements taken as a whole, and the schedules present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.



Columbus, Ohio
February 16, 2010

Amvest Securities, Inc.
Statement of Net Capital and Aggregate Indebtedness
December 31, 2009

Net Capital Computation

Stockholder's Equity			$	42,850
Nonallowable assets				
Deferred Taxes	$	7,678		
Accounts Receivable		488		
Receivables from Brokers or dealers		26,982		
Other Securities		1,084		(36,232)
Net capital before haircuts				6,618
Net Capital			$	6,618

Computation of Net Capital Requirement

Minimum net capital required (6 2/3% aggregrate indebtedness)	$	125
Minimum dollar net capital required	$	5,000
Net capital required (greater of above)	$	5,000
Excess net capital	$	1,618

Aggregate Indebtedness Computation

Total Liabilities	$	1,872
Total aggregate indebtedness	$	1,872
Percentage of aggregate indebtedness		28%

Anne Hill, CPA
1016 S High St
Columbus, OH 43206
614-453-1040p
866-445-5795f

April 22, 2010

FINRA

Chicago District Office

55 W Monroe St., Suite 2700

Chicago, IL 60603-5052

To Whom it May Concern:

There are no material differences in the net capital account of Amvest Securities, Inc. for the year ending December 31, 2009. The amended reports submitted accurately reflect the net capital balances as of December 31, 2009. Should you require additional information you may contact me at the above address or phone number.

Sincerely,



Anne Hill